EXHIBIT 10.33
                                                                  -------------


                                                              March 4, 1997

Eagle Gaming, L.P.
c/o Wild West Development Corporation,
General Partner
5251 DTC Bankway, Suite 1210
Englewood, Colorado  80111

                  You have indicated the interest of Eagle Gaming, L.P. ("Eagle") in forming a joint venture with Riviera Holdings Corporation ("RHC) to
(a) acquire the land described on Exhibit A hereto ("Acquired Land"), (b) construct the casino building (the "Casino") and the parking garage on the Acquired Land as described on Exhibit B hereto (the "Construction Project"), (c) acquire gaming equipment, fit up the Casino and start up casino operations (the "Gaming Project") and (d) raise sufficient funds through a public equity offering by RHC and mortgage financing to support all such undertakings (collectively the "Transactions"). The acquisition of the Acquired Land, the Construction Project and the Gaming Project shall be referred to collectively as the "Project". The definitive terms and conditions of the Project would be determined by negotiation of a development agreement ("Development Agreement") which would contain representations, warranties and agreements which are customary in connection with projects of this nature. The Development Agreement also would include the following principal terms:

                  1. Formation of RBL. RHC and Eagle would enter into a development agreement ("Development Agreement") under which they will (a) create, under Colorado law, an entity to be known as Riviera Black Hawk, LLC ("RBL") and (b) address the pre-Closing tasks to be performed by, and certain post-Closing arrangements between, the parties, all in accordance with the terms of this Letter. Eagle acknowledges that if the firm bids for the construction costs, and other amenities, shall be materially greater than the "Estimated Project Costs" (as defined in Paragraph 4), the Project may not be acceptable to RHC. RHC agrees to structure the Transactions to accommodate Eagle's tax planning objectives, subject, however, to no material adverse effect on RHC.

                  2. Determination of Initial Equity Ratios; Equity Option. (a) As discussed in Paragraph 4(b), the parties intend that 60% of Project Costs (as finally determined) will be funded by borrowings and 40% of Project Costs (as finally determined) will be funded through equity capital provided by RHC and Eagle. RHC's and Eagle's relative equity percentages will be based on amounts contributed by each to RBL. Eagle's initial capital contribution will be a minimum of $4.4 million in value of the Acquired Land. The total amount of equity contributed to RBL will be determined as of Closing based on the Project Costs as finally determined and the percentage of Project Costs required by the first mortgage lender to be in the form of equity. By way of example, based on $51 million total Project Costs and 60% of Project Costs funded by borrowings, contributions by Eagle of $4.4 million (in the form of a portion of the Acquired
Land) and by RHC of $16.0 million (in the form of the balance of the Acquired Land, which


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will be purchased from Eagle for $10.6 million,  and $5.4 million in cash) would result in relative equity percentages of RHC and Eagle in RBL of 78.43% and 21.57%, respectively.

                   (b) In addition, Eagle shall have the option ("Equity Option") to acquire up to 49.9% of the RBL equity interest, which shall be exercisable prior to the date RBL is licensed by the Colorado gaming authorities, by contributing Acquired Land with a value of more than $4.4 million pursuant to Paragraph 3(a) (which shall reduce RHC's purchase price for the balance of the Acquired Land) or acquiring for cash from RHC an additional equity interest from RHC at its cost.

                  3. Purchase and Transfer of the Acquired Land, etc. (a) At the closing ("Closing"), Eagle will contribute a portion of the Acquired Land to RBL having a value of a minimum of $4.4 million, and RHC will purchase from Eagle for a maximum of $10.6 million in cash and contribute to RBL the balance of the Acquired Land. Eagle may at its option increase the portion of the Acquired Land contributed to RBL with a corresponding reduction in RHC's purchase price for the balance of the Acquired Land.

                  (b) At the Closing, Eagle and RHC will transfer marketable fee simple title of the Acquired Land to RBL free and clear of all mortgages, liens, charges, encumbrances or rights of third parties, subject to such permitted exceptions as may be set forth in the title commitment and agreed to by RHC and Eagle.

Such Closing will be conditioned upon Eagle obtaining:

                           (i) a title  policy  insuring  such title,  issued at
                  standard rates from a nationally recognized title company in an amount designated and paid for by RBL, provided that the title company insurance shall (i) be in an amount not less than $38 million and (ii) contain the following endorsement (the "Endorsement"):

                           "The Company [i.e., the title company] hereby insures the Insured against loss which the Insured shall sustain by reason of any final judgment entered by a court of competent jurisdiction, without the possibility of appeal, establishing as a valid interest on subject property that placer location certificate recorded in Book 560 at Page 287."

                           (ii) RHC shall be  reasonably  satisfied  that 62,000
                  square feet of gaming and public space, with approximately 1,000 gaming devices and parking for 500 automobiles, can be constructed under applicable zoning, gaming and other governmental rules and at a cost not materially in excess of Estimated Project Costs; and

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                           (iii)  Letters from (I) Harrah's  consenting to Eagle
                  to pursue development of the Casino on the Acquired Land with RHC and (II) certain partners of Eagle who have liens against
                  the   Acquired   Land  in  the  form  of  Exhibits  C  and  D,
                  respectively.

                  (c) Eagle shall use its best efforts to conclusively dispose of the Placer Claim (hereinafter defined) prior to Closing, in which case the "Litigation Escrow" (hereinafter defined) shall not be required. If the Placer Claim is not disposed of prior to Closing and since the Endorsement does not cover the expenses ("Placer Legal Expenses") of litigating or otherwise disposing of the placer claim referred to in the Endorsement ("Placer Claim"), a portion of the Purchase Price for the Acquired Land, in an amount reasonably satisfactory to RHC and Eagle, shall be set aside in an escrow (the "Litigation Escrow") for the purpose of paying the Placer Legal Expenses. The Litigation Escrow shall be used to pay (i) the fees and expenses of Holme Roberts & Owen LLP ("HRO") in attempting to obtain a final non-appealable judgment of a court of competent jurisdiction to the effect that the Placer Claim is not a valid interest in the Acquired Land, (ii) to settle the Placer Claim with the consent of Eagle, which shall not be unreasonably withheld or delayed, if RHC determines to do so and (iii) with the balance, if any, being paid to Eagle. If the Litigation Escrow is insufficient to cover the items referred to in clauses (i) and/or (ii), the excess of the Placer Legal Expenses shall be paid by RBL as a Project Cost. A mutually acceptable party will act as Litigation Escrow Agent.

                  4. Project Costs; Sources and Uses. (a) RBL will obtain a turn-key bid for construction of item (a) below, a guaranteed maximum fixed price ("Construction Costs") from a reputable and bondable general contractor. RHC shall, pursuant to the Development Agreement, coordinate and be responsible for the Gaming Project. Estimated costs of the Project ("Estimated Project Costs") are as follows:

                                                              (000 omitted)
(a)       Development Site Facility Building* with
          Underground Parking**                                  $20,075
(b)       Gaming Equipment                                         8,100
(c)       Bankroll and Preopening                                  2,500
(d)       Indirect Costs                                           1,000
(e)       Construction Period Interest                             1,325
(f)       Other Amenities (Rest, Entertainment, etc.)             $2,200
                                                                 -------
          Total Estimated Project Costs
          Before Land Acquisition Costs and Reserves             $35,200
(g)       Acquired Land                                           15,000
(h)       Reserves                                                   800
                                                                 -------
          Total Estimated Project Costs                          $51,000
                                                                 =======

--------
*         Sufficient gaming space to accommodate 1,000 gaming devices.
**        500 spaces.

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                  Items (b) and (f) above shall not exceed $10.3 million without
Eagle's consent.

                  Unless Eagle shall have objected in writing within five business days after written notice by RHC, RHC will advance design and development costs associated with construction of the Casino prior to Closing. If the Closing does not occur, such advances will be secured by an RHC mortgage on the Acquired Land on the terms specified in Paragraph 4(c).

                  (b) Project Costs shall be funded as follows: 60% by (i) Project first mortgage financing ("First Mortgage Loan"), provided such amount is available on reasonable terms in RHC's reasonable opinion and (ii) $8,100,000 of Gaming Equipment costs through purchase money financing provided by vendors and 40% by equity contributions. The parties will use their best efforts to have 60% of Estimated Project Costs covered by funds borrowed by RBL on a nonrecourse or project basis (i.e. the First Mortgage Loan and equipment financing) if such borrowings are available on reasonable terms. RHC is prepared to invest up to an additional $7,000,000 to provide funds to complete the Project on the terms specified in Paragraph 5.

                  (c) Any advance by RHC of Project Costs prior to Closing will be secured by a mortgage on the Acquired Land and will bear interest at the prime rate plus 2% with principal and interest being repayable at the earlier of
(i) any sale or transfer by Eagle of the Acquired Land to a third party, (ii) on a first priority basis from the proceeds of any first mortgage financing on the Acquired Land or (iii) three years from the date of the first such advance.

                  5. Capital Calls. (a) If RBL determines that additional capital ("Capital Call") is required, (a) it will notify ("Call Notice") RHC and Eagle at least 60 days in advance, (b) if RHC or Eagle fail to promptly, after expiration of the Call Notice period, fund a Capital Call in cash
("Non-Responding Owner"), the other owner may (i) put up 50% of the Non-Responding Owner's share of the Capital Call ("Call Pick Up") and the equity percentages of the RHC and Eagle shall be adjusted as provided in Paragraph 6 and (ii) lend or arrange for the loan of 50% of the Non-Responding Owner's share of the Capital Call, with interest at prime plus 3%, and interest and principal being paid on a priority basis after payment of any first mortgage, capital lease and other debt principal and interest payments and unpaid Project Costs (except as otherwise limited by Paragraph 4(a)), which loan will be converted into equity if not repaid in full within two years after the opening of the Casino. A Capital Call will be permitted (i) to pay Project Costs in excess of Estimated Project Costs, (ii) for working capital to keep the Casino and related facilities operating after the Casino opening and (iii) to repair or replace damaged or worn-out property if amounts are required in excess of funds in a reserve account, which will be established.

                  (b) If RHC wishes to expand the Project beyond what is contemplated by the Project plans approved by Eagle and RHC, RHC agrees to use reasonable efforts to find alternative sources of financing prior to initiating a Capital Call, provided that RHC shall retain sole discretion to determine whether the terms of such financing are acceptable. If, within 30

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days after RHC notifies Eagle of the proposed expansion,  Eagle has not notified
RHC to apply the Capital Call provision pursuant to Paragraph 5(a), then RHC will have the option ("Special Call") to purchase Eagle's equity interest in RBL at the greater of (i) two times Eagle's investment or (ii) the "Call Price" (as defined in Paragraph 8(c)).

                  6.  Adjustments  of  Equity  Shares.  (a) If  there  is a Call
Pick-Up, the equity percentages shall be adjusted based upon the following formula: each owner's Capital Account after a Capital Call shall be divided by the Capital Accounts of the owners immediately prior to the Capital Call plus an amount equal to (i) 100% of any Capital Call prior to opening of the Casino or
(ii) 110% of the Capital Call after opening of the Casino.

                  7. Management Agreement. At the Closing, RHC will enter into a gaming management agreement with RBL, the principal terms of which are set forth on Exhibit E hereto (the "Management Agreement").

                  8. Operating Agreement. At the Closing, RHC and Eagle will enter into an operating agreement with respect to RBL equity with the following principal terms:

                  (a) Mutual rights of first refusal on the sale of either the underlying assets of RBL or the RBL equity (including a 60 day preemptive right on the sale of additional equity, including convertible debt, by RBL to a third party).

                  (b) Board consisting of number of persons proportionate to RHC's and Eagle's equity interests (e.g., initially RHC four and Eagle one), provided (i) RHC will have at least a majority of the Board and (ii) Eagle will have at least one Board member only so long as Eagle has at least a 15% equity interest.

                  (c) If RBL's EBITDA exceeds $15 million for any 12 month period commencing 18 months after the Casino opens, RHC shall have the right to call Eagle's interest by paying in cash an amount ("Call Price") equal to 110% of "Appraised Value" (hereinafter defined), multiplied by Eagle's then current equity percentage of RBL.

                  (d) Eagle shall have a put ("Put") to RBL commencing after the Casino opens at a price ("Put Price") equal to 90% of the Appraised Value of RBL multiplied by Eagle's then current equity percentage of RBL and shall receive payment in the form of a subordinated promissory note payable out of one-half of the pre-tax net income of RBL (but only to the extent permitted by RBL's senior indebtedness holders), with interest on the unpaid balance equal to the prime rate plus 2%, provided that if Eagle exercises the Put within 18 months after the Casino opens, the interest rate shall be the prime rate. Such note will be secured by a pledge of Eagle's former ownership interest in RBL and will mature no later than one year after the scheduled maturity date of the First Mortgage. If RHC (or an affiliate) will own 100% of the equity of RBL (after giving effect to a Put by Eagle), Eagle may, in lieu of the RBL note referred to in the preceding sentence (in whole or in part) receive RHC common stock ("RHC

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Shares")  which (x) will be valued at the closing  market  price of RHC's common stock on 20 trading days prior to the date that Eagle notifies RBL of its exercise of the Put and (y) will be restricted stock which may not be resold or distributed publicly unless (i) in the opinion of counsel satisfactory to RHC such sale or distribution is exempt from registration under the Securities Act of 1933 or (ii) the RHC Shares are included in an effective registration statement. If RHC intends to register the public sale of shares of its common stock for cash, Eagle shall have a right ("Piggy-Back Right") to include the RHC Shares in such registration, provided that if the managing underwriter[s] of such offering by RHC advise that all or a portion of the RHC Shares may not be included in such registration and other holders of piggyback rights are similarly excluded, Eagle's request shall not be honored and in lieu thereof RHC will undertake to file a registration statement covering the sale of the RHC Shares within six months of the effective date of the registration covering the sale by RHC. Eagle shall have one demand registration right ("Demand Right") for a sale of the RHC Shares in a firm commitment underwritten public offering at a specified underwriting discount as specified in an underwriters' letter of intent. As to the Demand Right, RHC may (i) delay registration for up to 9 months (except that if the Put shall be given after the first anniversary of opening of the Casino, the period of such delay may not exceed six months) and
(ii) purchase the RHC Shares (and cancel Eagle's Demand Right) for an amount equal to the average closing market price of RHC's common stock on the American Stock Exchange on the 20 trading days immediately preceding the exercise of the Demand Right minus such underwriting discount by notice to Eagle prior to the effective date of the registration statement covering the RHC Shares.

                  (e) For purposes of Paragraphs 8(c) and (d), the Appraised Value shall equal the average of fair market values of RBL as a going concern as determined by two big six accounting firms and/or investment banking firms, one of whom shall be selected by RBL and one of whom shall be selected by Eagle; provided that if the individual fair market values of RBL as determined by such firms differ by more than 25% and either RBL or Eagle requests a third big six independent accounting firm (i.e. not the accountants for either RHC or Eagle), such firms shall select a big six accounting firm to determine the fair market value of RBL, and such third firm's valuation shall be the Appraised Value. For purposes of any such appraisals, any capital expenditures during the prior 12 months in excess of 105% of depreciation and amortization will be added back to cash. The costs of the appraisals shall be paid by RBL and deducted from the Appraised Value.

                  9. Eagle Parking on the Acquired Land. From the Closing to the commencement of construction by RBL on the Acquired Land which, in RBL's sole discretion, shall require Eagle to vacate, Eagle may lease the Acquired Land for an indeterminate term which shall be terminable by either RBL or Eagle on not less than 30 days prior written notice of termination or immediately upon the occurrence of a Default and otherwise as specified pursuant to a lease, in customary form, which will be executed at or prior to the Closing and which will contain the following general terms:

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                  (a) "Parking Lot Expenses;  Rent. Eagle will pay all operating costs ("Parking Lot Expenses") associated with operation of a parking lot on the Acquired Land on a so-called triple net basis, including without limitation, taxes, security and insurance against risks and in amounts specified by RBL and naming RBL and RHC as insureds. Eagle will pay monthly rent ("Base Rent") of $10,000 commencing 90 days after the Closing, payable in advance.

                  (b) "Default". Eagle shall fail to pay any Parking Lot Expenses or any installment of Base Rent 10 days after notice from RBL.

                  10.  Brokers' Fees.  RHC will issue 100,000 warrants to
Ladenburg Thalmann & Co. Inc. ("LT&C") as set forth in a letter, dated March 3, 1997, as financial advisor and agent in arranging first mortgage financing. Eagle will pay LT&C's fees for advising Eagle in connection with the Transactions and will indemnify RHC and RBL from all other brokers' or finders' fees incurred by Eagle in connection with the Transactions. RHC will indemnify Eagle and RBL from any brokers' or finders' fees as a result of RHC's actions.

                  11. Public Offering. Eagle acknowledges that RHC's ability to enter into the transactions contemplated hereby is dependent upon receipt by RHC of net proceeds of the sale in a public offering of 1,750,000 shares to be underwritten by LT&C. RHC will use all reasonable efforts to close such offering, on terms acceptable at its sole discretion.

                  12. Gaming Approval. RHC has no reasonable basis for believing that any government approvals necessary for RHC to own and manage the Casino cannot be obtained prior to the Closing. RHC agrees to use all reasonable efforts to obtain such government approvals.

                  13. Assignment; Other Gaming Opportunities. (a) RHC may assign its rights and obligations with respect to the Transactions, including the Management Agreement, to one of its affiliates.

                  (b) Eagle and RHC, and their respective affiliates ("New Project Initiator") shall offer any other gaming opportunities which either intends to develop in the Black Hawk/Central City area (other than the competing Harrah's Black Hawk Casino and Harrah's Central City Casino in which Eagle owns equity interests) to RBL on a first refusal basis, provided, if RBL is unable to undertake the development because either Eagle or RHC refuses to contribute its respective pro-rata shares of the required equity capital in a timely fashion the New Project Initiator may develop such opportunity outside RBL. Expansion of the Project shall be governed by Paragraph 5(b).

                  14. Pre-Closing Expenses. RHC and Eagle anticipate that they will each incur certain expenses prior to Closing in performing their respective obligations in accordance with this Letter. Except as specified in this Letter or such other estimated expenses as may be added

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to Project  Costs by the  parties  at the time they  enter into the  Development
Agreement, RHC and Eagle shall each pay, and be exclusively responsible for, its own expenses.

                  15. No Shop. As a material inducement to RHC to proceed with its due diligence review, Eagle hereby agrees that it will not directly or indirectly make, solicit, initiate, encourage or respond to a submission or a proposal of an offer from any person or entity (other than RHC) relating to the sale of the Acquired Land or any transaction involving Eagle which is similar to the Project from the date of execution of this Letter through June 30, 1997.

                  16. Publicity. Neither RHC nor Eagle will publicly disclose the nature of the Transactions without the consent of the other, provided that the foregoing will not prevent such disclosure if counsel for either RHC or Eagle advise that such disclosure is legally required.

                  17. Non-binding Legal Effect. The execution of this letter constitutes an expression of interest by RHC and Eagle regarding the subject matter hereof, except for the provisions of Paragraphs 14, 15 and 16. Without limiting the generality of the foregoing except as contained in this Paragraph 17, neither party shall have any parties obligation with respect to a joint venture, it being expressly understood that such obligation would be contained only in the definitive Development Agreement. This letter shall terminate if the partners have not executed a definitive Development Agreement by June 30, 1997.

                  If the foregoing is acceptable, please sign and return the enclosed copy prior to the close of business March 41, 1997.

                                                 Very truly yours,

                                                 RIVIERA HOLDINGS CORP.


                                                 By:___________________________

ACCEPTED:

EAGLE GAMING, L.P.


By:  WILD WEST DEVELOPMENT
     CORPORATION, GENERAL PARTNER


By:______________________________
Dated:  __________ __, 1997

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